EXHIBIT 6.7
ACKNOWLEDGEMENT FORM
     The undersigned is a party to a subscription agreement for shares of common stock (the “Common Stock”) of Cereplast, Inc. (the “Company”) offered by the Company in a private placement, dated May 1, 2007, for a purchase price of $0.38 per share (the “Offering”). The undersigned hereby acknowledges and consents to the increase in the maximum gross proceeds of the offering from US $10,000,000 to US $15,000,000:

Signature	Signature

Print Name	Print Name

Date:	Date:

Telephone No.:	Telephone No.:

Email Address:	Email Address:

THIS FORM SHOULD BE RETURNED TO:

CEREPLAST, INC. 3421-3433 El Segundo Boulevard Hawthorne, California 90250
Attention:	Stephan Garden, Senior Vice-President Email: sgarden@cereplast.com